CONTRATO PRIVADO DE PROMESA DE COMPRA-VENTA DE LOS DERECHOS DE LA CONCESIÓN MINERA DEL LOTE MINERO "EL DIAMANTE" TITULO 219074, LOCALIZADO EN EL ESTADO DE MICHOACAN (EN ADELANTE "LA MINA"), QUE CELEBRAN POR UNA PARTE LOS SEÑORES : BRIGIDO MENA (BM) y VICTOR MANUEL SAUCEDO MADRIGAL (VMSM), (EN ADELANTE "LOS CEDENTES") Y POR OTRA PARTE LA EMPRESA U.S. PRECIOUS METALS DE MÉXICO, S.A. DE C.V. (EN ADELANTE "LA CESIONARIA"), REPRESENTADA POR SU PRESIDENTE EL SR. JOSÉ GARCÍA GRANADOS, AL TENOR DE LAS SIGUIENTES DECLARACIONES Y CLÁUSULAS:

DECLARACIONES.

Las partes hacen las siguientes declaraciones:

I.   "**EL CEDENTE**" declara que es propietario de la Concesión Minera "**El Diamante**", bajo el Título 219074, localizado en el Municipio de Arteaga, Estado de Michoacán, y que está Registrado en la Dirección General de Minas dependiente de la Secretaria de Comercio y Fomento Industrial (ahora Secretaría de Economía), bajo el Título señalado.

II.   "**EL CEDENTE**" manifiesta bajo protesta de decir verdad, que dicha(s) Concesion(es) a la presenta fecha, no le ha(n) sido revocada(s), limitada(s) o modificada(s).

III. "**LA CESIONARIA**" declara que es una Empresa Mexicana constituida ante la Secretaría de Comercio y Fomento Industrial (ahora Secretaría de Economía) y la Secretaria de Relaciones Exteriores, regida por las Leyes Mexicanas, atendiendo al Artículo 11 de la Ley de Minas y el Artículo 8 de su Reglamento, bajo Escritura Pública No. 15970, de fecha 5 de marzo de 2003, ante la fe del Notario Público No. 91 del Distrito Federal, la Lic. María Guadalupe Pérez Palomino, e inscrita en el Registro del Comercio bajo el folio mercantil No. 306355 con fecha 26 de junio de 2003.

IV.   "**LA CESIONARIA**" es representada por el Sr. José García Granados, personalidad que no le ha sido ni revocada ni limitada a la presente fecha.

Ambas partes se otorgan las siguientes:

CLAUSULAS.

PRIMERA.- El Objeto.- "**EL CEDENTE**"otorga a la "**LA CESIONARIA**" la exclusividad de la venta de los Derechos de la (las) Concesión(es) Minera(s) que se refiere(n) en la declaración I de este Contrato, por un plazo máximo que se señala en la Cláusula QUINTA.- "Vigencia del Contrato" de este Contrato. Lo que implica que "**EL CENDENTE**" no promoverá ni realizará la venta de "**LAS MINAS**" a un tercero diferente a "**LA CESIONARIA**" en la vigencia señalada.

1

Como resultado de los estudios de exploración, "LA CESIONARIA" podrá en cualquier momento de la vigencia, negociar un precio con "EL CEDENTE", atendiendo a las Bases de Negociación contenidas en la Cláusula TERCERA de este Contrato.

Si al final de la Vigencia, "LA CESIONARIA" decide que los resultados no hubieran sido los esperados, este Contrato se cancelará y "LAS MINAS" continuaran siendo propiedad de "EL CEDENTE".

SEGUNDA.- Autorización para realizar Estudios Geológicos.- Por toda la vigencia de este Contrato, "EL CEDENTE" está de acuerdo en dar su autorización y todas las facilidades a "LA CESIONARIA" para que ésta realice los análisis y exploración geológica en los lotes de "LAS MINAS", a efecto de confirmar su potencial y así, poder desarrollar el plan de trabajo de explotación.

TERCERA.- Bases de Negociación del Precio.- "LA CESIONARIA" y "EL CEDENTE" han acordado las siguientes bases de negociación del Precio:

a. Si "LAS MINAS" resultan productivas a criterio de "LA CESIONARIA", en base a los estudios geológicos de exploración, "EL CEDENTE" recibirá el 3% (tres por ciento) del precipitado derretido obtenido. Reservándose "LA CESIONARIA" el derecho de recompra de dicho porcentaje, al precio que negociarán las partes.

b. "EL CEDENTE" podrá optar por vender un porcentaje del precipitado, en los términos que se negocien en el inciso "a" de esta Cláusula Tercera, y conservar el porcentaje restante, que "LA CESIONARIA" le entregará de acuerdo al ritmo de explotación.

c. Si "EL CEDENTE" quisiera optar por un pago más rápido, aunque menor a los hasta aquí expuestos, podrá negociar un Precio Total de "LAS MINAS" para ser pagado en una sola exhibición o en un programa de pagos, cuyo monto se negociará entre las partes, considerando lo expresado en el inciso "a" de esta Cláusula Tercera, el potencial de la explotación y los tiempos programados en el Plan de Trabajo de "LA CESIONARIA".

d. Ambas partes podrán optar por negociar una cantidad fija que se entregará en una exhibición y otra que "LA CESIONARIA" entregará a "EL CEDENTE", con periodicidad mensual, por un período que negociarán ambas partes.

e. Ambas partes podrán negociar una alternativa diferente, en base a las opciones aquí señaladas.

CUARTA.- Del Resultado de los Estudios Geológicos y fijación del precio.- Una vez concluidos los Estudios Geológicos de "LAS MINAS", que no podrá rebasar el plazo de vigencia del Contrato señalado en la Cláusula QUINTA que empezará a contar a partir de la firma de éste Contrato, si los resultados fueran positivos de acuerdo a los estándares de "LA CESIONARIA", ésta presentará el reporte de resultados a "LA CEDENTE", y en ese momento, se concluirán las negociaciones de acuerdo a lo establecido en la Cláusula TERCERA, fijando el rango de precio en que se venderán "LAS MINAS", según la alternativa seleccionada.

En el caso de que los resultados de los Estudios no fueran de la entera satisfacción de la "LA CEDENTE", ésta podrá solicitar la intervención de un tercero, que analice los resultados presentados por "LA CESIONARIA", para que de una segunda opinión, con lo cual se procederá a cerrar la negociación.

En el caso de que los Estudios Geológicos que "LA CESIONARIA" hubiera realizado, no satisficieran los estándares que por política se ha fijado, o en el caso de que en el transcurso de la explotación, se diera el caso de que los minerales extraídos y procesados, no estuvieran dando la productividad esperada, entonces "LA CESIONARIA" dará por rescindido este Contrato y devolverán las Concesiones de "LA MINAS" a "EL CEDENTE".

QUINTA.- Vigencia del Contrato. La vigencia de este contrato será de un (1) año, contado a partir de la fecha de su firma, y surtirá su efecto final cuando "LA CESIONARIA" hubiera realizado alguna de las opciones de pago de "LAS MINAS" referidas en la Cláusula TERCERA, en cuyo caso se preparará el Contrato de Compra-Venta Definitiva, que contendrá todos los conceptos de la negociación y por lo tanto, la propiedad de las Concesiones pasará plenamente a "LA CESIONARIA".

Concluido el término del presente contrato, no podrá haber prórroga automática por el simple transcurso del tiempo, y terminará sin necesidad de darse aviso entre las partes. Sin embargo, se podrá renovar por otros 6 (seis) meses, avisando por escrito con un mes de anticipación, siempre y cuando así lo acepte "EL CEDENTE" y "LA CESIONARIA" de común acuerdo.

SEXTA.- Autorización para facilitar los trabajos de exploración. "EL CEDENTE" está de acuerdo en facilitar los trabajos de exploración de "LA CESIONARIA".

SEPTIMA.- Financiamiento de los trabajos de explotación. Todos los gastos relativos a los trabajos geológicos y de exploración que se realicen en "LAS MINAS", serán pagados íntegramente por "LA CESIONARIA".

OCTAVA.- Rescisión por Incumplimiento. Ambas partes podrán rescindir este contrato en el caso de que una de ellas incumpla sus obligaciones y se abstenga de tomar medidas necesarias para reparar dicho incumplimiento dentro de los 15 días laborables siguientes al aviso, notificación o requerimiento que la otra parte le haga en el sentido que proceda a reparar el incumplimiento de que se trate.

La parte que ejercite su derecho a la rescisión deberá dar aviso por escrito a la otra, cumplido el término a que se refiere el párrafo anterior y se fijará de mutuo acuerdo el alcance de los perjuicios, que deberá cubrir la parte que incumpla.

NOVENA.- Insolvencia. Ambas partes podrán dar por terminado el presente contrato, en forma anticipada y sin necesidad de declaración judicial previa, en caso de que una de ellas fuere declarada en quiebra, suspensión de pagos, concurso de acreedores o cualquier otro tipo de insolvencia.

DECIMA.- Cesión de Derechos y Obligaciones. Ninguna de las partes podrá ceder o transferir total o parcialmente los derechos ni las obligaciones derivados de este contrato.

DECIMA PRIMERA.- Límite de la Responsabilidad Contractual. Ambas partes aceptan que no será imputable a ninguna de ellas, la responsabilidad derivada de caso fortuito o fuerza mayor y convienen en suspender los derechos y las obligaciones establecidos en este contrato los cuales podrán reanudar de común acuerdo en el momento en que desaparezca el motivo de la suspensión, siempre y cuando se trate de los casos previstos en esta cláusula.

DÉCIMA SEGUNDA. Notificaciones.- Las partes convienen que cualquier notificación, reporte u otro tipo de comunicaciones referentes o interrelacionadas con este Contrato, deberán ser por escrito y entregadas a la contraparte. Para ello, las Partes manifiestan los siguientes domicilios para recibir estas comunicaciones:

EL CEDENTE:
>
> Atención: Ing. Victor Saucedo
> Perugino 11 Piso Séptimo,
> Colonia Mixcoac Insurgentes,
> C.P. 03920 México D.F.

LA CESIONARIA
>
> Atención: Sr. José García Granados
> Culiacán No.17-6° piso,
> Colonia Hipódromo Condesa,
> C.P. 6170, México, D.F.

DECIMA TERCERA.- Competencia.- Para la interpretación y cumplimiento del contrato, ambas partes se someten a las Leyes y Tribunales de la Ciudad de México, D. F.

Leidas que fueron las declaraciones y cláusulas, Las Partes manifiestan que no contienen dolo ni mala fe, y que están conformes con las mismas, firmándolas por triplicado en la Ciudad de México Distrito Federal, a las 12:00 horas del día 14 de Diciembre del año 2006.

Por "EL CEDENTE" de los Derechos de la Concesión de la Mina:





SR. VICTOR MANUEL SAUCEDO MADRIGAL

SR. BRIGIDO MENA

Por "LA CESIONARIA":



SR. JOSE GARCIA GRANADOS